UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



             [   ]  Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


[X]  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                                    of 1934

       For the transition period from July 1, 1996 to December 31, 1996


                          Commission file number 1-12


              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                          The Quaker Investment Plan




Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                       The Quaker Oats Company
                       P.O. Box 049001
                       Chicago, Illinois 60604-9001




Item 1.  See Item 4.

Item 2.  See Item 4.

Item 3.  See Item 4.

Item 4.  Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants - Washington, Pittman & McKeever.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                               The Quaker Investment Plan
                               (Name of Plan)



                               DENNIS M. CORRY
                               (Dennis M. Corry)
                               Senior Manager - Benefit Plans


                               KATHLEEN KEARNEY
                               (Kathleen Kearney)
                               Manager - Benefit Plans


                               ANNE TUMMINARO
                               (Anne Tumminaro)
                               Manager - Employee and Management Services

Date:  June 25, 1997


2



                            Exhibit Index


            Exhibit                                  Paper (P) or
            Number          Description              Electronic (E)

             (a)            The Quaker Investment         E
                            Plan Financial Statements
                            as of December 31, 1996 and
                            June 30, 1996

             (b)            Consent of Independent        E
                            Public Accountants


3


Exhibit (a)







                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                             FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996

                  TOGETHER WITH INDEPENDENT AUDITOR'S REPORT



4


                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996



                               TABLE OF CONTENTS



                                                       PAGE

INDEPENDENT AUDITOR'S REPORT                              6

STATEMENTS OF NET ASSETS AVAILABLE FOR
   BENEFITS                                             7-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
   FOR BENEFITS                                        9-10

NOTES TO FINANCIAL STATEMENTS                         11-16

SCHEDULE OF ASSETS HELD FOR
   INVESTMENT PURPOSES                                17-18

SCHEDULE OF REPORTABLE TRANSACTIONS                      19

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                20



5











                         INDEPENDENT AUDITOR'S REPORT


To the Plan Committee of
THE QUAKER INVESTMENT PLAN
of The Quaker Oats Company


We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Investment Plan (Plan) as of December 31, 1996 and June 30, 1996, and the related Statements of Changes in Net Assets Available for Benefits for the six months ended December 31, 1996 and the year ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and June 30, 1996, and the changes in net assets available for benefits for the six months ended December 31, 1996 and the year ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules contain supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                 WASHINGTON, PITTMAN & McKEEVER

Chicago, Illinois
June 12, 1997

6

                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1996

                             (dollars in thousands)

                                                          Quaker                      Money
                                                           Stock    Diversified      Market       Bond        Loan
                                                Total       Fund           Fund        Fund       Fund        Fund
   ASSETS
   Investments, at market -
     The Quaker Oats Company common stock
       (2,293,417 shares, cost $53,221)      $ 87,433    $87,433       $     --     $    --    $    --      $   --
     Marketable Securities (cost $122,190)    148,254         --        131,124          --     17,130          --
     Short-Term Investments (cost $5,567)       5,589         --          5,589          --         --          --
     Collective Short-Term
        Investment Fund                        44,803        514          3,369      40,672        248          --
                                              286,079     87,947        140,082      40,672     17,378          --

   Participant loans                            5,886         --             --          --         --       5,886
          Total investments                   291,965     87,947        140,082      40,672     17,378       5,886

   Employee contributions receivable              230         42            154          27          7          --
   Accrued dividends and interest receivable    1,056        655            215         185          1          --
   Interfund transfers receivable (payable)        --      1,013         (1,236)        322        (99)         --
          Total assets                        293,251     89,657        139,215      41,206     17,287       5,886


   LIABILITY
   Payable for investments purchased              114        114             --          --         --          --


   NET ASSETS AVAILABLE FOR BENEFITS         $293,137    $89,543       $139,215     $41,206    $17,287      $5,886


                 See accompanying notes to financial statements.

7

                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               AS OF JUNE 30, 1996

                             (dollars in thousands)

                                                          Quaker                     Money
                                                           Stock    Diversified     Market       Bond        Loan
                                              Total         Fund           Fund       Fund       Fund        Fund

  ASSETS
  Investments, at market -
    The Quaker Oats Company common stock
      (2,302,937 shares, cost $50,800)     $ 78,008      $78,008       $     --    $    --    $    --      $   --
    Marketable Securities (cost $116,087)   133,856           --        116,061         --     17,795          --
    Short-Term Investments (cost $8,251)      8,275           --          8,275         --         --          --
    Collective Short-Term
     Investment Fund                         48,443          301          7,554     40,498         90          --
                                            268,582       78,309        131,890     40,498     17,885          --

  Participant loans                           6,242           --             --         --         --       6,242
      Total investments                     274,824       78,309        131,890     40,498     17,885       6,242

  Employee contributions receivable             540          143            305         60         32          --
  Accrued dividends and interest receivable   1,015          662            174        178          1          --
  Receivable for investments sold               639           --            639         --         --          --
  Interfund transfers receivable (payable)       --          552           (748)       283        (87)         --
      Total assets                          277,018       79,666        132,260     41,019     17,831       6,242


  LIABILITY
  Payable for investments purchased             299           --            299         --         --          --


  NET ASSETS AVAILABLE FOR BENEFITS        $276,719      $79,666       $131,961    $41,019    $17,831      $6,242


                 See accompanying notes to financial statements.

8

                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1996

                             (dollars in thousands)

                                                     Quaker                     Money
                                                      Stock    Diversified     Market       Bond      Loan
ADDITIONS                                 Total        Fund           Fund       Fund       Fund      Fund
Investment income:
  Dividends                            $  2,468     $ 1,337       $  1,131    $    --    $    --    $   --
  Interest                                1,641         119            397      1,106         19        --
Total investment income                   4,109       1,456          1,528      1,106         19        --

Realized gain on investments - (Note 5)  12,006       3,023          8,360         --        623        --

Unrealized gain on investments -
   (Note 6)                              15,297       7,004          7,813         --        480        --

Employee contributions                    5,009       1,606          2,540        531        332        --

Contributions from other plans            1,914         391          1,159        304         60        --
          Total additions                38,335      13,480         21,400      1,941      1,514        --

DEDUCTIONS

Distributions to participants            21,917       4,705          9,968      5,808      1,436        --

Increase (decrease) in net assets        16,418       8,775         11,432     (3,867)        78        --

Net assets available for benefits,
  beginning of period                   276,719      79,666        131,961     41,019     17,831     6,242

Interfund transfers, net                     --       1,102         (4,178)     4,054       (622)     (356)

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                        $293,137     $89,543       $139,215    $41,206    $17,287    $5,886

                 See accompanying notes to financial statements.

9

                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1996

                             (dollars in thousands)

                                                        Quaker                     Money
                                                         Stock    Diversified     Market       Bond      Loan
 ADDITIONS                                  Total         Fund           Fund       Fund       Fund      Fund
 Investment income:
   Dividends                            $  5,001       $ 2,795       $  2,206    $    --    $    --    $   --
   Interest                                3,811           256            811      2,693         51        --
 Total investment income                   8,812         3,051          3,017      2,693         51        --

 Realized gain on investments - (Note 5)  31,414         8,832         21,880         --        702        --

 Unrealized (loss) gain on investments -
  (Note 6)                                (6,010)       (4,973)        (1,153)        --        116        --

 Employee contributions                   10,469         3,831          4,659      1,253        726        --

 Contributions from other plans            2,835           681          1,607        438        109        --
           Total additions                47,520        11,422         30,010      4,384      1,704        --


 DEDUCTIONS

 Distributions to participants            41,865        13,091         13,107     13,903      1,764        --

 Increase (decrease) in net assets         5,655        (1,669)        16,903     (9,519)       (60)       --

 Net assets available for benefits,
  beginning of period                    271,064        90,852        102,101     55,223     14,996     7,892

 Interfund transfers, net                     --        (9,517)        12,957     (4,685)     2,895    (1,650)

 NET ASSETS AVAILABLE FOR BENEFITS,
   END OF PERIOD                        $276,719       $79,666       $131,961    $41,019    $17,831    $6,242


                 See accompanying notes to financial statements.

10

                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996




NOTE 1 - THE QUAKER INVESTMENT PLAN

The following brief description of The Quaker Investment Plan (Plan) provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan covers salaried domestic employees of The Quaker Oats Company (Company) and certain domestic subsidiaries. The Plan is solely funded by employee contributions. Under the Plan, eligible salaried employees may accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

This report discusses the six-month transition period ended December 31, 1996. The Plan year end changed from a June 30 fiscal-year end to a fiscal year aligned with the calendar year beginning January 1, 1997.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's administrative committee has appointed Hewitt Associates as the Plan's record keeper. The Plan's trustee, The Northern Trust Company, is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Company pays all expenses incurred by the Plan.

Eligibility

Effective July 1, 1994, the Plan was amended to allow salaried employees participation in the Plan on the date of employment or, if employed less than six months, effective July 1, 1994. Prior to this Plan amendment, salaried employees were eligible to participate in the Plan after six months of employment and acceptance as an approved employee, or after a twelve-month period during which the employee had at least 998 hours of employment and was still employed by the Company.



11



                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996


NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

Contributions

Participants in the Plan are allowed to defer receipt of, and have placed in the Plan, up to 7 percent of their earnings. Contributions are not subject to Federal income tax until distributed to the participants or their beneficiaries. Plan participants may invest in one or more of the Plan's four funds: the Quaker Stock Fund, the Diversified Fund, the Bond Fund, or the Money Market Fund. The Plan allows participants to transfer their accounts, in multiples of 25 percent, among funds once a month. Participants may also change the percent of their earnings contributed to the Plan once a month. The Plan allows employees the option to deposit excess funds from The Quaker Flex Plan to the Plan. The Plan also allows a participant to contribute to the Plan a lump-sum distribution received from other qualified plans when the contribution qualifies as a tax-free roll-over.

Distributions

Participants may elect in writing to receive all or a portion of their accounts if they are at least age 59 1/2 years or if they are totally and permanently disabled as determined by the Company with the advice of a medical doctor. The participant's account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for contributions, net earnings, gains and losses as of each valuation date.

Participants may receive a distribution of a portion of their accounts in the event of a hardship. Hardship means when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of the participant or the participant's family or alleviating existing financial hardship.

If a participant's employment with the Company is terminated, the Plan will distribute the participant's account balance to the participant or the participant's beneficiary. A participant may elect to defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways:
(a) in a lump sum; (b) in a partial distribution; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by the Internal Revenue Service regulations. If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $3,500 or less, an automatic lump-sum distribution will be made as soon as practicable after the end of the Plan year in which termination occurs. This provision does not apply to accounts under $3,500 at the end of the transition period ending December 31, 1996.



12

                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996


NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

Loans

Plan participants may obtain loans from their account balances subject to the following terms and restrictions which are effective for loan applications received after September 15, 1989:

    (a) Participants may borrow up to 50 percent of their account balance including the highest loan balance in the previous one-year period, but not more than $50,000 or less than $1,000.

    (b) The terms of such loans shall not exceed five years and the rate of interest to be applied will be the Northern Trust prime rate plus 1 percent.

    (c) Repayments on the loan are to be made directly through payroll deductions for active employees.

    (d) Loans made to a participant shall be secured by the participant's non-forfeitable interest from one or more of the funds in which a participant's account is invested prior to the making of such loans.

Participants  with  an  outstanding loan (for at least a year)  may  request  an
additional  loan.   The  additional loan will have a separate  payment  schedule from the existing loan.  Participants cannot exceed two outstanding loans.

Plan Termination

The Plan may be terminated at any time by the action of the Board of Directors or Executive Committee of the Board. In the event of termination of the Plan, the accounts shall be held for the benefit of the participants, former participants or their beneficiaries.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The  accompanying  financial statements are prepared on  the  accrual  basis  of
accounting.   Interest  income  is recorded as earned  and  dividend  income  is recorded as of the record date.

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.

13

                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

Net realized and unrealized gains and losses for the period are reflected in the accompanying Statement of Changes in Net Assets Available for Benefits. The net realized gain or loss on the investments sold is calculated as the difference between the proceeds received and the average cost of the investments. The net realized gain or loss on the distribution of investments is calculated as the difference between the fair market value on the date of distribution and the average cost of the investments. The net unrealized gain or loss is calculated as the difference between the fair market value of the investments less the cost of the investments at the end of the Plan year and the fair market value of the investments less the cost of the investment at the beginning of the Plan year.

Purchases and sales of securities, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.


NOTE 3 - TRUST INVESTMENTS

Participants in the Plan may invest in the Quaker Stock Fund (common stock of the Company), the Diversified Fund (primarily common and preferred stock of corporations other than the Company and/or interest-bearing securities), the Bond Fund (primarily corporate bonds with an average credit rating of "A" and with maturities of up to 30 years), or the Money Market Fund (primarily short-term fixed-income securities). The Trustee is authorized to keep such portion of any of the Investment Funds as may seem advisable, from time to time, in cash or cash equivalents and/or in short-term fixed-income investments.

The value of each unit in a participant's account as of December 31, 1996 and June 30, 1996 for each of the four funds was as follows:

                                              Unit Value
                                      December 31       June 30
          Quaker Stock Fund             $ 28.26         $ 24.78
          Diversified Fund              $ 23.72         $ 20.73
          Money Market Fund             $  7.24         $  7.04
          Bond Fund                     $  2.50         $  2.35


14

                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996

                            (dollars in thousands)



NOTE 4 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on May 22, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and June 30, 1996.


NOTE 5 - REALIZED GAIN ON INVESTMENTS IN SECURITIES

The realized gain on investments in securities was as follows:



                        Six Months Ended                 Year Ended
                        December 31, 1996              June 30, 1996
                       Aggregate                   Aggregate
                        Cost of                     Cost of
                      Securities     Realized      Securities      Realized
                   Sold/Distributed    Gain     Sold/Distributed     Gain

Quaker Stock Fund    $  5,577        $ 3,023       $ 15,135        $ 8,832
Diversified Fund      111,775          8,360        163,233         21,880
Bond Fund               1,241            623          1,410            702
                     $118,593        $12,006       $179,778        $31,414



NOTE 6 - UNREALIZED GAIN (LOSS) ON INVESTMENTS IN SECURITIES

The unrealized gain (loss) on investments in securities was as follows:

                                            Six Months Ended     Year Ended
                                            December 31, 1996   June 30, 1996

Unrealized gain, beginning of year               $45,001           $ 51,011
Unrealized gain (loss) during the year            15,297             (6,010)

UNREALIZED GAIN, END OF YEAR                     $60,298           $ 45,001

15


                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996

                            (dollars in thousands)


NOTE 7 - CURRENT VALUE GAIN

Based on the Current Value reporting requirements of the Department of Labor and the Internal Revenue Service instructions for Form 5500, the net realized gain on the investments sold is calculated as the difference between proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net realized gain on the distribution of investments is calculated as the difference between fair market value of investments on the date of distribution and the fair market value of investments on the first day of the Plan year. The net unrealized gain is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. The net realized gain and net unrealized gain were as follows:

                                      Six Months Ended     Year Ended
                                      December 31, 1996   June 30, 1996

Net realized gain on investments          $ 3,893            $13,535
Net unrealized gain on investments         23,410             11,869
NET GAIN ON INVESTMENTS                   $27,303            $25,404


NOTE 8 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements:
                                                     As of             As of
                                               December 31, 1996   June 30, 1996

   Net assets available for benefits per the
     Form 5500                                     $291,393          $268,917
   Add:  Distributions payable to participants        1,744             7,802

   NET ASSETS AVAILABLE FOR BENEFITS PER
       THE FINANCIAL STATEMENTS                    $293,137          $276,719

The following is a reconciliation of benefits paid to participants per the Form 5500 to the financial statements:

                                                Six Months Ended   Year Ended
                                                December 31, 1996  June 30,1996


   Distributions to participants per the Form 5500   $15,859         $41,958
   Add: Distributions payable, beginning of year       7,802           7,709
   Less:  Distributions payable, end of year           1,744           7,802

   DISTRIBUTIONS TO PARTICIPANTS PER THE
       FINANCIAL STATEMENTS                          $21,917         $41,865


16

                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

     FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996

                            (dollars in thousands)
                                                               Schedule I
                                                              Page 1 of 2

                                                                         Market
Description                                 Number of Shares    Cost      Value


Company Stock

  The Quaker Oats Company Common Stock *        2,293,417    $53,221    $87,433

Marketable Securities

Common Stocks -

ADR C.S. Hldg. Sponsored ADR                       98,700      2,499      2,527
ADR Elf Aquitaine Sponsored                        93,000      3,673      4,208
ADR Nokia Corp. Sponsored                          38,800      1,491      2,236
ADR Novartis A.G. Sponsored                        85,385      3,772      4,874
ADR Peninsular & Oriental Steam Nav Co. Sponsored  97,600      1,949      1,971
ADR Phillips Electronics N.V.                     106,600      3,367      4,264
ADR Rhone Poulenc S.A. Sponsored                   95,500      2,552      3,235
Aetna Inc.                                         20,950      1,366      1,676
Allegheny Teledyne Inc.                            50,600      1,041      1,164
Allstate Corp.                                     66,218      2,056      3,832
American Home Products Corp.                       60,400      3,106      3,541
Amoco Corp.                                        47,950      3,148      3,866
AMR Corp.                                          30,200      2,552      2,661
Banc One Corp.                                     71,500      2,712      3,075
Boeing Co.                                         38,850      3,334      4,138
Bristol Myers Squibb Co.                           33,900      2,924      3,695
Burlington Northern Santa Fe Corp.                 38,850      2,555      3,356
Citicorp                                           32,100      1,457      3,306
Dow Chemical Co.                                   47,650      3,722      3,734
Dun & Bradstreet Corp.                             83,050      1,940      1,972
DuPont, E.I. DeNemours & Company                   36,050      2,631      3,393
Federated Department Stores Inc.                   87,500      2,363      2,986
General Instr. Corp.                               41,000        949        892
General Motors Corp.                               77,050      3,971      4,295
Grace, W.R. & Co.                                  41,500      2,020      2,148
Hasbro Inc.                                        42,200      1,498      1,640
Host Marriot Corp.                                 87,600      1,378      1,402
International Business Machines Corp.              24,350      2,522      3,689
ITT Inds. Inc.                                     60,800      3,419      2,637
Loews Corp.                                        30,950      2,425      2,917
Mattel Inc.                                        29,321        547        814
MCI Communications Corp.                          103,000      3,266      3,367



* Identifies a party-in-interest to the Plan.



17


                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

     FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996

                            (dollars in thousands)
                                                                Schedule I
                                                               Page 2 of 2

                                                                         Market
Description                                 Number of Shares    Cost      Value


Common Stocks (continued)

Motorola Inc.                                      42,350      2,136      2,594
Northrop Gruman Corp.                              34,900      2,380      2,888
Nynex Corp.                                        81,300      3,639      3,913
Pacific Telesis Group                             125,500      4,238      4,612
Raytheon Co.                                       59,450      2,855      2,861
Scripps Howard Inc.                                55,200      1,780      1,932
Tenet Healthcare Corp.                             89,100      1,712      1,949
Travelers Group Inc.                               66,966      1,486      3,039
Union Pacific Corp.                                70,750      3,181      4,254
Wal-Mart Stores, Inc.                             144,500      3,623      3,287
Wells Fargo & Co.                                  13,900      3,410      3,750
WMX Technology Inc.                                78,000      2,622      2,534



Corporate Bonds -

  Quaker Master Trust - Wells Fargo Bonds         687,725     10,923     17,130

     Total Marketable Securities                             122,190    148,254


Short-Term Investments

  Coca Cola Co.
    Coupon, $700 due 1/10/97                          700        698        699

  Ford Motor Car Co.
    Coupon, $2,800 due 1/07/97                      2,800      2,782      2,798

  Lucent Technologies, Inc.
    Coupon, $2,100 due 1/29/97                      2,100      2,087      2,092

     Total Short-Term Investments                              5,567      5,589

  Collective Short-Term Investment Fund                       44,803     44,803

Participant Loans (9.25%)                                      5,886      5,886

TOTAL INVESTMENTS                                           $231,667   $291,965


18

                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

            FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1996

                             (dollars in thousands)


                                                                   Schedule II


                             Purchase
                               and      Transaction   Cost of   Current      Net
                            Sale Price      Fees       Asset     Value      Gain

Description

Quaker Stock Fund -
  The Quaker Oats Company
  common stock
   234,899 shares purchased
    in 16 transactions        $34.006        $10       $7,998    $7,998       --

   194,720 shares sold
    in 12 transactions        $35.717        $10       $4,464    $6,965   $2,491








19





                                                   Exhibit (b)










                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the use of our report dated June 12, 1997 (and references to our Firm) included in or made a part of this Form 11-K. It should be noted that we have not audited any financial statements of The Quaker Investment Plan subsequent to December 31, 1996 or performed any audit procedures subsequent to the date of our report.









                                                  WASHINGTON, PITTMAN & McKEEVER




Chicago, Illinois
June 20, 1997









20